SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                                 Syms Corp
          ---------------------------------------------------------
                             (Name of Issuer)


                  Common Stock, par value $.05 per share
          ---------------------------------------------------------
                     (Title of Class and Securities)


                                871551 10 7
          ---------------------------------------------------------
                    (CUSIP Number of Class of Securities)


                                  Sy Syms
                                 Syms Way
                        Secaucus, New Jersey 07094
          ---------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 Copy to:

                          Matthew J. Mallow, Esq.
                 Skadden, Arps, Slate, Meagher & Flom LLP
                             919 Third Avenue
                         New York, New York  10022
                              (212) 735-3000


                              August 27, 1997
           --------------------------------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)


        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the
        subject of this Statement because of Rule 13d-1(b)(3) or
        (4), check the following:               ( )




                               SCHEDULE 13D

   CUSIP No.
             871551 10 7
   -----------------------------------------------------------------
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             The Sy Syms Foundation
   -----------------------------------------------------------------
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                          (a)  ( )
                                                          (b)  (X)
   -----------------------------------------------------------------
   (3)  SEC USE ONLY

   -----------------------------------------------------------------
   (4)  SOURCE OF FUNDS*

                       OO
   -----------------------------------------------------------------
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   -----------------------------------------------------------------
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

             New Jersey, USA
   -----------------------------------------------------------------
                                      (7)  SOLE VOTING POWER
        NUMBER OF
         SHARES                            2,500,000
       BENEFICIALLY                   ------------------------------
         OWNED BY                     (8)  SHARED VOTING POWER
           EACH
         REPORTING                         0
          PERSON                      ------------------------------
           WITH                       (9)  SOLE DISPOSITIVE POWER

                                           2,500,000
                                      ------------------------------
                                      (10) SHARED DISPOSITIVE POWER

                                           0
   -----------------------------------------------------------------
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            2,500,000
   -----------------------------------------------------------------
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )

   -----------------------------------------------------------------

   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  14.1%
   -----------------------------------------------------------------
   (14) TYPE OF REPORTING PERSON*

                            OO
   -----------------------------------------------------------------



     Item 1.   Security and Issuer

          This Statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $.05 per share (the "Common Stock"), of Syms Corp, a New Jersey corporation (the "Company"). The Reporting Person is deemed to beneficially own 2,500,000 shares (the "Shares") of Common Stock. The address of the Company's principal executive office is Syms Way, Secaucus, New Jersey 07094.

     Item 2.   Identity and Background.

          This Schedule 13D is filed by Sy Syms, as Trustee, on behalf of the Sy Syms Foundation, a New Jersey non-profit corporation (the "Foundation"), located at Syms Way, Secaucus, New Jersey 07094. The Foundation has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     Item 3.   Source and Amount of Funds or Other Consideration.

          The Foundation acquired the Shares from the Sy Syms
     Revocable Living Trust, which contributed the Shares as a charitable contribution.

     Item 4.   Purpose of Transaction.

          The Foundation has acquired the Shares for investment purposes only, and does not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Company. The Foundation reserves the right to dispose of the Shares or to acquire additional securities of the Company in the ordinary course of business, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors.

          Except as set forth in this Item 4, the Foundation has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of
     Schedule 13D.

     Item 5.   Interest in Securities of the Issuer.

          (a) The 2,500,000 Shares owned by the Foundation represent as of the date hereof approximately 14.1% of the Common Stock outstanding on the date hereof, according to the Company.

          (b) The Foundation has the sole power to vote or to direct the voting of the Shares and the sole power to dispose or direct the disposition of such Shares.

          (c) Except as set forth in this Schedule 13D, the Foundation has not engaged in any transactions involving the Common Stock during the past 60 days.

          (d) Except for Sy Syms, in his capacity as Trustee of the Foundation, no person is known by the Foundation to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Foundation.

          (e)  Not applicable.

     Item 6.   Contracts, Arrangements, Understandings or
               Relationships with Respect to Securities of the Issuer.

          Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Foundation and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Item 7.   Material to be Filed as Exhibits.

          The Foundation has no agreements, contracts, arrangements or understandings, plans or proposals meeting the criteria set forth in Item 7 of Schedule 13D.




                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: September 9, 1997


     By:  /s/ Sy Syms
          ---------------------------
          Sy Syms, as Trustee of the
          Sy Syms Foundation